novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

06013565

SUPPL

RECEIVED
2006 MAY 18 P 3:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05/09/2006

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 11+12 of May 2006.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

dlw 5/19



Trading by insiders in Novozymes A/S B shares

May 9, 2006

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B.

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Kurt Anker Nielsen	Vice-Chairman of the Board of Directors	4/5-2006	Shares	- 1,000	470,500

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0626

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Bjorklund
Tel. (direct): +45 4442 8682
Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone.:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27



Trading by insiders in Novozymes A/S B shares

May 4, 2006

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B.

Name	**Relation/ cathegory of close relation**	**Trading date**	**Character of the transaction**	**No. of shares traded (buy / sell)**	**Market value of shares traded**
Kurt Anker Nielsen	Vice-Chairman of the Board of Directors	3/5-2006	Shares	- 1,000	470,000
Arne W. Schmidt	EVP, Development, Production and Quality	3/5-2006	Share options	+ 4,500 - 4,500	760,500 2,070,000

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0626

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Bjorklund
Tel. (direct): +45 4442 8682
Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone.:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27